UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-27519

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: T R Winston & Company, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

376 Main Street
(No. and Street)

Bedminster	New Jersey	07921
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey L Criswell	908-2340300	jcriswell@trwinston.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wolf & Company, P.C.
(Name – if individual, state last, first, and middle name)

255 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

10/14/2003	392
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jeffrey L Criswell_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __T R Winston & Company, LLC_____, as of __December 31_____, 2 __025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

_____

Title:

Vice President/CFO

_____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash and cash equivalents	$	531,211
Securities owned		1,848,795
Deposit with clearing broker		250,000
Receivable from clearing broker		428,763
Prepaid expenses		62,060
Notes receivable		1,014,750
Interest receivable		88,129
Right-of-use assets		59,610
Other		24,900
Total assets	$	4,308,218

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	40,410
Accrued expenses		313,319
Lease liabilities		60,270
Total liabilities		413,999

COMMITMENTS AND CONTINGENCIES

Members' equity		3,894,219
Total liabilities and members' equity	$	4,308,218

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF LOSS

		For the Year Ended December 31, 2025
Revenues:		
Corporate finance fees	$	5,805,817
Brokerage commissions		868,359
Mutual fund commissions and fees		329,690
Principal transactions, trading, net		411,318
Interest and other		216,553
Total revenues		7,631,737
Expenses:		
Commissions and related expenses		4,856,418
Employee compensation and benefits		874,257
General and administrative		471,045
Clearing fees and charges		534,811
Occupancy		290,995
Provision for credit losses		2,900,134
Total expenses		9,927,660
Net Loss	$	(2,295,923)

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Equity
Balance at December 31, 2024	$ 6,466,141
Net loss	(2,295,922)
Members-distribution	(276,000)
Balance at December 31, 2025	$ 3,894,219

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2025
Cash flows from operating activities:	
Net loss	$ (2,295,922)
Adjustments to reconcile net loss to net cash	
provided by operating activities:	
Changes in operating assets and liabilities:	
Securities owned	213,167
Receivable from clearing broker, net	(58,487)
Notes receivable	(44,500)
Provision for credit loss	2,900,134
Leasehold certificates of deposit	43,730
Prepaid expenses	(14,499)
Accounts payable	(34,152)
Right-of-use assets	69,808
Interest receivable	(123,201)
Lease liabilities	(73,941)
Accrued expenses	160,133
Net cash provided by operating activities	742,270
Cash flows from financing activities:	
Capital distribution by member	(276,000)
Net cash used by financing activities	(276,000)
Net increase in cash and cash equivalents	466,270
Cash and cash equivalents at beginning of year	64,941
Cash and cash equivalents at end of year	$ 531,211
Supplemental Disclosure of Cash Flow Information:	
Cash paid for state and local taxes	$ 6,833

The accompanying notes are an integral part of these financial statements.

**Notes to Financial Statements
for the year ended December 31, 2025**

1. Organization and Nature of Business

T.R. Winston & Company, LLC (the "Company") is a licensed securities broker-dealer in all states and the District of Columbia and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), The NASDAQ Stock Market, LLC ("NASDAQ") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts retail and institutional securities brokerage, trading and investment banking business.

2. Significant Accounting Policies

Basis of Accounting:
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital businesses. The Company records all securities transactions and the related revenues and expenses on a trade-date basis. The effect of all unsettled transactions at December 31, 2025, is accrued in the statement of financial condition.

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased:
The Company takes proprietary trading securities positions to satisfy customer demand for NASDAQ market and over-the-counter securities. The Company also holds principal investment securities. Realized and unrealized gains and losses from principal investment securities are included in principal transactions investing revenues. All securities are presented at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad categories:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized as Level 3.

Revenue Recognition:
The Company recognizes revenue in accordance with Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Realized and unrealized gains and losses from holding proprietary trading positions for resale to customers are included in principal transactions trading revenues, and are not included in the scope of ASU 606.

The Company records brokerage commissions, mutual fund commissions and fees and related expenses on a trade-date basis as transactions occur.

The Company records soft dollar income as a percentage of commissions charged and is recorded as brokerage commissions, at a point in time.

Investment banking fees include net revenues arising from securities offerings in which the Company acts as a placement agent and are recorded when each transaction is closed and all performance obligations have been satisfied. Investment banking fees also include revenues earned from providing merger and acquisition and strategic and restructuring advice to corporate clients and are recorded as revenue when earned, which varies by engagement. The

T. R. WINSTON & COMPANY, LLC

Notes to Financial Statements
for the year ended December 31, 2025

Company has supplemented its existing employees and has engaged several independent licensed
contractors to perform some of the services required. The Company recorded investment banking revenue in 2025 amounting to approximately $5,806,000.

Interest Income/Expense:
The Company receives interest income on its credit balances at the clearing broker and is charged interest expense on its debit balances, if any, at the clearing broker. The Company nets such interest income and expense. Interest income on other debt instruments is recorded monthly.

Income Taxes:
The Company is required to pay franchise taxes to the City of Los Angeles which amounted to approximately $4,800, during the year ended December 31, 2025. The Company is an LLC and as such, federal and state taxes are the responsibility of the members. In 2021, California enacted legislation that enabled the company to elect to pay state income taxes at entity level. For the year ended December 31, 2025, the company did not make such an election.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At December 31, 2025, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no interest or penalties were recorded in 2025.

Cash and Cash Equivalents:
The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value. The Company maintains cash and cash equivalent balances at financial institutions which, at times, exceed insured limits.

Right-of-use Assets and Lease Liabilities:
The Company records right-of-use assets and lease liabilities on the statement of financial condition in accordance ASU 2016-02, *Leases (Topic 842).*

Allowance for Credit Losses:
When determining the need for an allowance for credit losses ("ACL"), the Company has

determined each receivable has unique risk characteristics and evaluates each on an individual basis. The Company reserves for losses once they are known and estimable. The Company writes off the reserve once it is deemed uncollectible. Accrued interest receivable is reversed when the note is determined to be in non-accrual status. The Company has not recorded an allowance for credit losses as of December 31, 2025.

3.   Clearing Broker

The Company has entered into a Fully Disclosed Clearing Agreement with Pershing, LLC, a subsidiary of The Bank of New York Mellon Corporation, (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the   Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934. Pursuant to the fully disclosed clearing agreement, the Company has a deposit of $250,000 on account with the Clearing Broker. At December 31, 2025, the amount receivable from the Clearing Broker was $428,763. The Company is subject to credit risk should the Clearing Broker be unable to repay the deposit or amounts due from the Clearing Broker or be unable to deliver the securities owned by the Company and held in custody by the Clearing Broker.

4.   Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions and investment banking. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits. The Company's operations constitute a single operating segment and therefore, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

5.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and

requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $2,192,867 which was $2,092,867 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .16 to 1. The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis (Note 3) from having to furnish the "computation of reserve requirements".

6.   Commitments and Contingencies

Leases:

The Company leases its main office on a month-to-month lease agreement with an unrelated party. Company had signed a five-year lease agreement for its Los Angeles, California office with the unrelated party. As a condition to this lease the Company had to provide the Los Angeles landlord with an irrevocable letter of credit in the amounts of $40,000. This lease expired on January 31, 2025 and was not renewed at which time the letter of credit was cancelled.

The Company entered into a non-cancellable lease agreement for office space, which commenced on May 1, 2024. This operating lease is scheduled to expire April 30, 2027. The lease expiring April 30, 2027 can be renewed for an additional two-year option. The Company must give the landlord 90 days-notice as to whether or not the lease will be renewed. The Company leases one additional office space location under a three-year lease agreement.

The Company subleases part of its main premises to several subtenants on a monthly basis. Lease income under these sublease agreements in 2025 was approximately $32,000. Aggregate lease expense for the year ended December 31, 2025 was approximately $166,000.

The Company leases all of its facilities under operating leases. Several of these lease agreements provide for rent holidays and escalation clauses.

T. R. WINSTON & COMPANY, LLC

Notes to Financial Statements
for the Year Ended December 31, 2025

The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the date of the lease. The lease liability is initially and subsequently recognized based on present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is the LIBOR rate, which was 4% at inception. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs associated with long-term leases on a straight-line basis over the lease term.

Maturities of lease liabilities under the noncancelable leases as of December 31, 2025:

Total undiscounted lease payments $61,800
Less imputed interest $(1,530)
Total lease liability $60,270

Future minimum rental requirements under the terms of all leases are approximately:

Year	
2026	46,400
2027	15,600
Total	$ 62,000

Legal Matters:

The Company, as part of doing business, may from time to time be involved in legal matters. In the opinion of management and after consultation with legal counsel, there are no matters, alone or in the aggregate, that are considered to be material to the financial statements.

T. R. WINSTON & COMPANY, LLC

Notes to Financial Statements
for the Year Ended December 31, 2025

7.   <u>Securities Owned and Securities Sold, Not Yet Purchased</u>

Securities owned consisted entirely of marketable equity securities. These securities are recorded at fair values that were available in active markets for identical investments ("Level 1") as of December 31, 2025.

The Company's securities carried a cost of $294,249 and an unrealized gain of $1,588,162 and unrealized loss of $33,616 as of December 31, 2025. The change in unrealized net during the year is recorded in the statement of loss. During the current fiscal year the Company had sold securities that it did not own and was obligated to purchase such securities at future dates. As of December 31, 2025, the Company had repurchased all such securities and did not have any securities sold, not yet purchased.

Approximately $1,604,000 of securities owned is one issuer and is considered a concentrated position that requires an additional haircut in the computation of net capital.

8.   <u>Notes Receivable</u>

10% Senior Secured Promissory Note due July 25, 2022:
On July 8, 2022 T.R. Winston & Company, LLC was issued a 10% note from an unrelated company for $1,000,000 in exchange for two payments to the company of $650,000 and $350,000 made on July 8th and July 11th, respectively. On October 10th an additional $42,000 was lent with the same conditions as the prior loan. This note is secured by leased acreage including undivided security interest in the oil and gas properties of the borrower, all of the oil and gas leases, mineral rights, easements, right of way, contracts, wells, marketing agreements, equipment and other property. It was determined that as of December 31, 2025 this promissory note was uncollectible and therefore the note and any accrued interest receivable was written off through provision for credit loss.

9.   Note Receivable Related Party

2% simple interest Senior Secured Promissory Notes for $450,000 and $500,000 due July 26, 2023:
On May 24, 2021 T. R. Winston & Company, LLC was issued the 2% note from a company that is 100% owned by a related party who is the Chairman of the company. The original maturity date was changed from July 26, 2022 to July 26, 2023. Interest is payable at maturity date. T. R. Winston & Company, LLC funded this note on May 24, 2021. The obligations of the issuer under the note are secured by all assets of the issuer. On May 5, 2022 an additional $500,000 was lent with the same terms as the note issued in 2021.

10.   Other Material Transactions

Subscription Agreement

On February 8, 2022 and March 8, 2022 T. R. Winston & Company, LLC funded two payments to an unrelated company of $1,000,000 and $500,000, respectively. This was in exchange for a Subscription Agreement for units of stock in the company upon going public. It was determined that as of December 31, 2025 this Subscription agreement was uncollectible and therefore the Subscription agreement was written off through provision for credit loss.

11.   Revenue Concentration

During 2025 the Company did not conduct any at the market transactions.

12.   Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities, on an agency and principal basis. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for credit loss when necessary.

T. R. WINSTON & COMPANY, LLC

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2025

Schedule I

Net Capital

Total members' equity from statement of financial condition	$	3,894,218
Subtract:		
Blockage deduction		(39,327)
Other assets		(1,189,839)
Tentative net capital		2,665,052
Haircuts on securities owned		(271,474)
Undue concentration haircut		(200,713)
Net capital	$	2,192,865

Aggregate Indebtedness

Accounts payable	$	40,410
Accrued expenses		313,319
Lease liability net of right-to-use assets		660
Total aggregate indebtedness	$	354,389
Minimum net capital required [Pursuant to Rule 15c3-1(a)(4)]	$	100,000
Excess net capital	$	2,092,865
Net capital in excess of 120% of minimum requirement	$	2,072,865
Ratio of aggregate indebtedness to net capital		0.16

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no material differences between this computation of net capital and the corresponding computation prepared by T. R. Winston & Company, LLC, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2025.

****

T. R. WINSTON & COMPANY, LLC
EXEMPTION REPORT
As of December 31, 2025

***

Schedule II

T. R Winston & Company, LLC ("the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii)
(2) The Company met the identifies exemption provisions 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.
(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to proprietary trading and investment banking.

This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the computation of reserve requirements and from having to furnish information relating to possession or control requirements. The Company was in compliance with this exemptive provision at all times during the year ended December 31, 2025.

T.R. Winston & Company, LLC

I, Jeffrey L Criswell, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
    Vice President

Date: _____